

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 2009

Via Facsimile (212) 698-0660 and U.S. Mail
Derek Winokur, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

> **Re:** **USA Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 19, 2009 by Bradley M. Tirpak and Craig Thomas**
> **File No. 1-33365**

Dear Mr. Winokur:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREN 14A filed November 19, 2009

Cover Page of Proxy Statement

1.   Please revise the facing page of Schedule 14A and identify the individuals who comprise the Shareholder Advocates For Value Enhancement.

2.   Please revise the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the

Schedule 14A filing is being made by each of the nominees. The Schedule 14A is codified as Rule 14a-101 for disclosure purposes and requires identification of all persons on the cover page of a proxy statement who are filing the proxy statement. The three nominees are participants under the proxy rules and therefore engaged in the solicitation for which the proxy statement is required to be filed. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant."

General

3.   Your disclosure indicates that Messrs. Tirpak and Thomas were formerly employed at entities which appear to be affiliates of S.A.C. Capital Associates, LLC. Please supplementally advise us of whether Messrs. Tirpak and Thomas had any discussions with affiliates of S.A.C. Capital Associates, LLC regarding the current solicitation. Specifically, supplementally advise us of whether S.A.C. Capital Associates, LLC has indicated any intention to vote on behalf of SAVE's nominees and/or whether SAVE and affiliates of S.A.C. Capital Associates, LLC have entered into any arrangement regarding the submission of proxies in favor of SAVE's nominees. We may have further comment.

4.   Please identify the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. Describe the steps you have taken to comply with such provisions.

The Committee's Reasons for Seeking Election of the Committee Nominees, page 3

5.   Remove the reference to the "special security" held by Mr. Jensen and clarify, if true, that such security is Series A Preferred Stock and that such stock is publicly traded on the NASDAQ Global Market.

The Committee's Reasons for Seeking Election of the Committee's Nominees, page 3

6.   We note your statement that "current leadership …will continue to fail to realize…value." Notwithstanding the historical track record you reference, it is not apparent that leadership, in the future, will fail to realize value. Please further clarify your disclosure to acknowledge that you can not predict future results.

7.   Throughout your discussion, you reference the compensation policies of the company vis-à-vis Messrs. Jensen and Herbert. Please revise to provide further context to such statements and specify, whether it is your belief that such compensatory policies were or were not in line with standard industry practice for similarly situated companies.

8.   In your discussions of compensation paid to Messrs. Jensen and Herbert, revise in each case to specify the percentage of compensation paid in cash versus in stock of the company.

9.   In your disclosure regarding the company's stock performance and 95% decline in the last 6 years, please also discuss the impact of recent volatility within the market that has affected a wide range of companies across various industries.

The Committee's Platform, page 5

10.   Your disclosure indicates that the participants and company were engaged in discussions throughout October 2009. If material to an understanding of the circumstances leading up to the current solicitation, please clarify and identify all the meetings the participants had with the company and/or its representatives and any correspondence the participants sent to the company regarding topics of interest.

11.   With a view toward revised disclosure, please advise us of whether the participants engaged in discussions with any other beneficial holders of securities regarding the current solicitation and the election of their nominees prior to the filing of the proxy statement. We may have further comment.

12.   Expand upon the advocacy and examination plans your nominees intend to effect if elected. For example, revise to specify the changes that your nominees would advocate for to "ensure fair treatment of common shareholders." Also, provide context to statements regarding any such plans by referencing the fact that if elected, your nominees would constitute a minority of directors on the Board.

13.   Please refer to the previous comment. In your last bullet point, you disclose that the nominees intend to examine the operations of the company with a view towards "maximizing shareholder value…" Other than the examination of compensation policies, please disclose any specific plans the nominees have to maximize shareholder value. If the only specific plan is a review of the company's compensation policies, then clarify this fact.

The Proposals, page 11

14.   It appears that you intend to use the short-slate provisions specified in Exchange Act Rule 14a-4(d) to round out your slate of directors who are to be nominated to serve on the Board. As required by Exchange Act Rule 14a-4(d)(4), revise to specify in each of Item 1 and 3, that there can be no assurance that the nominees of the company will agree to serve with your nominees if elected. Further, revise to indicate the nominees of the company that you will not vote for.

Certain Information Regarding the Committee Nominees, page 12

15.   Please revise the biographical information of the nominees so that it complies
        with Item 401 of Regulation S-K. For example, ensure that you completely
        describe each individual's business experience for the past five years. In this
        regard, revise to clarify whether Mr. Tirpak is self-employed and further clarify
        his business experience during 2008-2009.

16.   It has come to our attention that Mr. Michel was an Operations Team Member for
        Cerberus Capital Management, L.P. during 2005 through 2006. Please revise the
        biographical description accordingly or advise.

Solicitation of Proxies, page 17

17.   Please fill in all blanks and provide the information required by Item 4(b) of
        Schedule 14A.

18.   It appears that you intend to solicit proxies via mail, facsimile, telephone, internet,
        and by advertisements. Please be advised that all written soliciting materials,
        including any e-mails or scripts to be used in soliciting proxies must be filed
        under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b)
        and (c). Please confirm your understanding.

19.   Please see our prior comment. Please supplementally provide, as appropriate, any
        written materials used in presentations to shareholders in advance of the filing of
        the preliminary proxy statement. Alternatively, please confirm if true, that no
        such materials were used in advance of the filing of the preliminary proxy
        statement.

20.   Given that you may solicit proxies via the Internet, please tell us whether you plan
        to solicit via internet chat rooms, and if so, tell us which websites you plan to
        utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9
        and 14a-12 for any such online communications.

Form of proxy card

21.   Refer to Rule 14a-4 (d) and SEC Release 34-31326 (Oct. 16, 1992). As
        appropriate, revise the form of proxy card and in each of Items 1 and 3 identify
        the company nominees for whom you do not seek authority to vote for and will
        not exercise authority to vote for.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions